UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
STATS ChipPAC Ltd.

(Name of Subject Company (issuer))
Singapore Technologies Semiconductors Pte Ltd
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited

(Names of Filing Persons (Offerors))
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)

(Title of Class of Securities)
CUSIP No. 85227G102

(CUSIP Number of Class of Securities)
Lena Chia, Managing Director
Legal & Regulations
Temasek Holdings (Private) Limited
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
Calculation of Filing Fee

Transaction valuation* $1,494,980,186.70	Amount of filing fee** $45,895.89
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offerors, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offerors. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.
**The amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,895.89
Form or Registration No.:	Schedule TO-T
Filing Party:	Singapore Technologies Semiconductors Pte Ltd
Date Filed:	March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

X	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

X	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on March 16, 2007 by Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a company incorporated under the laws of Singapore and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek”), and by Temasek. This Schedule TO relates to the offer by STSPL to purchase all outstanding ordinary shares (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares) of STATS ChipPAC Ltd., a company organized under the laws of Singapore (the “Company”), not owned by Temasek or STSPL, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2007 (the “Offer to Purchase”), and the related Form of Acceptance and Authorisation, Form of Acceptance and Transfer and Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

Item 1.	Summary Term Sheet.
     The following is inserted on page 7 of the Offer to Purchase after the second sentence of the paragraph across from “Source of Funds” under “SUMMARY TERM SHEET”: “STSPL currently has no alternative financing plans in place.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
     The following paragraph is inserted at the end of “SPECIAL FACTORS — Section 1. Background” on page 28 of the Offer to Purchase:
     “On March 30, 2007, the Company filed with the SEC a ‘Solicitation/Recommendation Statement on Schedule 14D-9’ and posted a copy of the statement on SGXNET. The Schedule 14D-9 included as an exhibit an offeree circular setting forth the recommendation of the independent directors of the Company regarding the Offer. The independent directors of the Company have determined the Offer for the Ordinary Shares and ADSs to be fair and recommended that shareholders accept the Offer, and have decided to remain neutral with respect to the Offer for the Convertible Notes and the Options Proposal. The independent directors noted, however, that shareholders may have the opportunity to sell their Ordinary Shares and ADSs in the market at prices in excess of the Offer Price, and that shareholders who are willing to forego the potential opportunity to receive the Higher Offer Price may wish to sell their Ordinary Shares and ADSs in the market. Holders of securities are advised to review and consider the offeree circular in its entirety.”

Item 8.	Interest in Securities of the Subject Company.
     The disclosure contained in “SCHEDULE B — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT IN THE COMPANY” is supplemented by the following: “On March 27, 2007, there was a decrease of 3,000,000 Ordinary Shares held by DBS Bank Ltd. (and, through its ownership of DBS Bank Ltd., DBS Group Holdings Ltd.) from a securities lending transaction.”

Item 12.	Exhibits.
     (a)(1)(xvii) Press Release, dated March 30, 2007

Item 13.	Information Required by Schedule 13E-3.
Item 7. Purposes, Alternatives, Reasons and Effects.
     The last sentence of the first paragraph on page 36 of the Offer to Purchase under “SPECIAL FACTORS — Section 5. Effects of the Offer and the Compulsory Acquisition” is replaced by the following: “The Company’s historical net book value and net income per Ordinary Share would not be impacted by the Offer. STSPL and Temasek currently have a 35.3% interest in the Company’s net book value, or approximately US$439.9 million as of December 31, 2006, and a 35.3% interest in the Company’s net earnings, or approximately US$27.1 million for the year ended December 31, 2006. Such percentages and amounts would increase in proportion to the increase to the extent of the number of Ordinary Shares (including Ordinary Shares represented by ADSs) acquired under the Offer. To the extent that the Company is able to carry forward operating losses, Temasek, STSPL and any remaining public shareholders will benefit from the decrease in tax expense and increase in net income that would result from future use of such operating loss carryforwards. However, because the acquisition of Ordinary Shares and ADSs by STSPL will constitute a substantial change in the shareholding of the Company under the Singapore Income Tax Act, the Company will likely not be able to benefit from operating loss carryforwards under Singapore tax law following the close of the Offer. The completion of the Offer may also have similar effects for the Company under the tax laws of other jurisdictions where the Company operates. If the Company is unable to benefit from its operating loss carryforwards, none of STSPL, Temasek or any remaining public shareholders will benefit from the use of such operating loss carryforwards. According to the Company’s Annual Report on Form 20-F filed with the SEC on March 12, 2007, as of December 31, 2006, the Company had approximately US$27.1 million in operating loss carryforwards.”

     The following paragraph is inserted after the third paragraph on page 36 of the Offer to Purchase under “SPECIAL FACTORS — Section 5. Effects of the Offer and the Compulsory Acquisition”:
     “Upon a delisting of the ADSs from Nasdaq, the Company will no longer be subject to the rules applicable to companies listed on Nasdaq, including but not limited to reporting rules, listing standards and corporate governance rules. Upon a termination of registration of the Ordinary Shares under the Exchange Act, the Company will no longer be subject to the rules applicable to companies who have securities registered under the Exchange Act, including but not limited to Form 20-F and Form 6-K reporting requirements, obligations arising under the Sarbanes-Oxley Act and related liability provisions. If the Company is no longer subject to U.S. federal securities laws, it will benefit from savings of costs necessary to comply with such laws. These savings will constitute a benefit conferred upon STSPL as a shareholder (and indirectly upon Temasek through its ownership of STSPL).”
Item 8. Fairness of the Transaction.
     The last paragraph on page 29 of the Offer to Purchase (carrying over to page 30) and the first full paragraph on page 30 are replaced in their entirety with the following:
     “Nonetheless, U.S. federal securities law requires STSPL and Temasek to express their belief as to the fairness of the Offer for the Ordinary Shares and ADSs (but not the Convertible Notes) and the Compulsory Acquisition to unaffiliated shareholders. Each of STSPL and Temasek believes that the Offer is substantively and procedurally fair to all unaffiliated holders of Ordinary Shares and ADSs — both the subset of unaffiliated shareholders who tender their securities and the subset of unaffiliated shareholders who do not.
     As to unaffiliated shareholders who do tender their securities, each of STSPL and Temasek believes that the consideration that unaffiliated shareholders will receive in the Offer for the Ordinary Shares and ADSs (based, for these purposes, on the assumption that the 90% Threshold is not reached and the Offer Price is paid) and the Compulsory Acquisition is fair based on the following factors:”

     The text beginning with the last paragraph on page 30 of the Offer to Purchase (above the last three bullet points on the page) through the end of the bullet point list of factors on page 31 is replaced in its entirety with the following:
     “As to unaffiliated shareholders who do tender their securities, each of STSPL and Temasek also believes that the procedures governing the Offer for the Ordinary Shares and ADSs and the Compulsory Acquisition are fair, based on the following factors:
•	The directors of the Company who are regarded as independent for purposes of the Singapore Code have evaluated the Offer for the Ordinary Shares and the ADSs, and have determined that the Offer for the Ordinary Shares and the ADSs is fair to the unaffiliated shareholders. In conducting such evaluation, the independent directors retained and were advised by their own financial and legal advisors.

•	As the independent financial advisor to the independent directors of the Company, Morgan Stanley Dean Witter Asia (Singapore) Pte (“Morgan Stanley”) rendered an opinion to the effect that as of the date of such opinion and subject to the assumptions and qualifications contained in such opinion, the Offer Price is fair to the unaffiliated shareholders of the Company from a financial point of view.

•	Although STSPL owns approximately 35.3% of the Company’s issued share capital, STSPL and Temasek possess no material non-public information concerning the Company.

•	The Compulsory Acquisition is subject to the 90% Threshold. Accordingly, if the Compulsory Acquisition is consummated, it will be because an overwhelming majority of the unaffiliated shareholders will have accepted the Offer.

•	If the Compulsory Acquisition is consummated, any shareholder that has not accepted the Offer will receive the same cash price per share in the Compulsory Acquisition that it would have received had it accepted the Offer, albeit at a later date and subject, in the case of ADSs, to exchange rate fluctuations.

•	Even if STSPL does not effect a Compulsory Acquisition, if STSPL, its related corporations or their respective nominees acquire, pursuant to the Offer, a number of Ordinary Shares which, together with the Ordinary Shares held by STSPL, its related corporations or their respective nominees, comprise 90% or more of the total number of Ordinary Shares outstanding as of the final closing date of the Offer (including any subsequent offering period), those holders that do not accept the Offer will have the right, under Section 215(3) of the Companies Act, to require STSPL to acquire their Ordinary Shares at the same price paid in the Offer.

     In determining whether the Offer is fair to unaffiliated shareholders who do not tender their securities, each of STSPL and Temasek did not consider any of the factors noted above concerning the consideration that holders will receive in the Offer, because such holders by definition will have determined not to accept the tender offer price, rendering such valuation considerations irrelevant. Rather, as to unaffiliated shareholders who do not tender their securities, each of STSPL and Temasek believes that the procedures governing the Offer for the Ordinary Shares and ADSs and the Compulsory Acquisition are fair, based on the following factors:
•	The directors of the Company who are regarded as independent for purposes of the Singapore Code have evaluated the Offer for the Ordinary Shares and the ADSs, and have determined that the Offer for the Ordinary Shares and the ADSs is fair to the unaffiliated shareholders. In conducting such evaluation, the independent directors retained and were advised by their own financial and legal advisors.

•	As the independent financial advisor to the independent directors of the Company, Morgan Stanley rendered an opinion to the effect that as of the date of such opinion and subject to the assumptions and qualifications contained in such opinion, the Offer Price is fair to the unaffiliated shareholders of the Company from a financial point of view.

•	Although STSPL owns approximately 35.3% of the Company’s issued share capital, STSPL and Temasek possess no material non-public information concerning the Company.

•	Each holder of Ordinary Shares or ADSs can individually determine whether or not to accept the Offer. Unless STSPL is able to effect the Compulsory Acquisition, holders who choose not to accept the Offer will not be ‘squeezed out’ in any subsequent transaction but will be able to continue to own their equity interest in the Company.

•	The Compulsory Acquisition is subject to the 90% Threshold. Accordingly, if the Compulsory Acquisition is consummated, it will be because an overwhelming majority of the unaffiliated shareholders will have accepted the Offer.

•	If the Compulsory Acquisition is consummated, any shareholder that has not accepted the Offer will receive the same cash price per share in the Compulsory Acquisition that they would have received had they accepted the Offer, albeit at a later date, and subject, in the case of ADSs, to exchange rate fluctuations.

•	Even if STSPL does not effect a Compulsory Acquisition, if STSPL, its related corporations or their respective nominees acquire, pursuant to the Offer, a number of Ordinary Shares which, together with the Ordinary Shares held by STSPL, its related corporations or their respective nominees, comprise 90% or more of the total number of Ordinary Shares outstanding as of the final closing date of the Offer (including any subsequent offering period), those holders that do not accept the Offer will have the right, under Section 215(3) of the Companies Act, to require STSPL to acquire their Ordinary Shares at the same price paid in the Offer.

•	The Offer is open to any and all unaffiliated shareholders without any cap or pro rata limitations. Accordingly, unaffiliated shareholders who elect not to tender their securities will have had the same opportunity to receive a fair price as those who have accepted the Offer.

•	Holders who elect not to tender their securities and who become holders of an illiquid or less liquid security (including if the Company is delisted as described in this document) will have done so with full and fair disclosure of this possibility and of the possible effect of the Offer on the public market for the securities. See ‘SPECIAL FACTORS — Section 5. Effects of the Offer and the Compulsory Acquisition.’”
     The second to last paragraph on page 31 of the Offer to Purchase under “SPECIAL FACTORS — Section 3. Position of STSPL and Temasek Regarding Fairness of the Offer for the Ordinary Shares and ADSs, and the Compulsory Acquisition” is amended to read as follows:
     “In light of the plans of STSPL and Temasek in respect of the Company as described under ‘SPECIAL FACTORS — Section 2. Purpose and Reasons for the Offer; Plans for the Company after the Offer and the Compulsory Acquisition’, STSPL and Temasek did not consider any valuation methods that did not assume the continuation of the Company as a going concern. STSPL and Temasek considered a comparison of certain financial, operating and stock market data and forecasted financial information for selected publicly traded companies to similar information for the Company, each of which supported the fairness determination of STSPL and Temasek. This comparison was based on the analyses performed by Goldman Sachs described under the headings ‘Relative Share Price Performance’ and ‘Comparable Company Analysis’ on pages 34-35 of the Offer to Purchase under ‘SPECIAL FACTORS — Section 4. Summary of Goldman Sachs Presentation to STSPL and Temasek.’”
     The following paragraph is inserted after the second paragraph on page 32 of the Offer to Purchase:
     “In making their determination as to the substantive and procedural fairness of the Offer, STSPL and Temasek recognized that the Offer is not structured in a way that the approval of a majority of the unaffiliated shareholders is required, and that the Offer was not subject to any approval by the board of directors of the Company (or by a majority of directors of the Company who are not employees of the Company), as such approvals are not required under Singapore law for voluntary cash offers. STSPL and Temasek note, however, that each unaffiliated holder is free to decide whether to accept the Offer, irrespective of the views of the other holders or any member of the board of directors of the Company. Accordingly, the absence of these two conditions did not affect the determination of STSPL and Temasek that the Offer is substantively and procedurally fair to the unaffiliated holders of the Ordinary Shares and ADSs.”

Item 12. The Solicitation or Recommendation.
     The disclosure related to the timing of the recommendation of the independent directors of the Company on pages 8, 19, 24, 30 and 66 of the Offer to Purchase is amended to add the following clarification: “The recommendation of the independent directors of the Company is due within 14 calendar days from the date of the Offer to Purchase under Singapore law, a period which will be shorter than or equal to the 10 U.S. business day deadline under U.S. federal securities laws.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 30, 2007

SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Director

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Managing Director Legal & Regulations

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(i)(xvii)         Press Release, dated March 30, 2007